

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Lasha Morbedadze
President, Treasurer, Secretary and Director
Excellerant, Inc.
302 Yayun Ave, Panyu,
Guangzhou, Guangdong 510000, China

   Re: Excellerant, Inc.
     Registration Statement on Form S-1
     Filed November 20, 2019
     File No. 333-234796

Dear Mr. Morbedadze:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed November 20, 2019

Cover Page

1. We note your registration statement cover page indicates that as an emerging growth company you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. However, on page 11, you state that you have elected to take advantage of the extended transition period in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards provided to emerging growth companies in Section 107 of the JOBS Act. Please resolve this discrepancy. In addition, please revise the reference to Section 13(a) of the Exchange Act on the cover page of the registration statement to instead refer to Section 7(a)(2)(B) of the Securities Act.

Cover Page

2.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and no or nominal assets. Specifically, you disclose that you have been involved primarily in organizational activities since incorporation and report no assets on pages iii and 2, respectively. Please disclose on the cover page that you are a shell company and add a risk factor highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

3.   Please disclose on the cover page that you will have to sell 50% of the offering shares to implement your plan of operations.

Summary of Prospectus
General Information About Our Company, page 1

4.   With reference to your disclosure on page 5, please disclose that you currently only have one employee who is also your sole officer and director.

Description of Business, page 15

5.   Please provide disclosure here and in Risk Factors, as appropriate, regarding restrictions and regulations relating to your operations in China and how it impacts your business.

Directors, Executive Officers, Promoter and Control Persons, page 17

6.   You disclose that Mr. Morbedadze owns 23.1% of the outstanding shares of your company. Please revise to reflect that he currently owns 100% of the outstanding shares. In addition, please revise the second table on page 10 to also illustrate the percentage of ownership and the consideration paid by the existing stockholder and by new investors if 50% and 75% of the offered shares are sold.

7.   Please disclose the name of the travel agency Mr. Morbedadze worked at from November 2012 to June 2015. Please refer to Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 20

8.   The table on page 20 reflects that Mr. Morbedadze holds 300% of the outstanding common stock. Please revise or advise.

Description of Securities, page 23

9. We note that Section 4 of your Bylaws states that at all meetings of stockholders, voting may be viva voce, but any qualified voter may demand a stock vote. Please disclose this in your description of the voting rights of holders of common stock and explain what voting viva voce means.

General

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert J. Zepfel, Esq.